--------------------------
                           UNITED STATES                     OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION    --------------------------
                         Washington, D.C.             OMB Number: 3235-0145
                                                      Expires: August 31, 1999
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)*

                             Cantel Industries, Inc.
      --------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858578-10-7
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 29, 1999
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                             Page 1 of 5 pages

Cusip No. 858578-10-7

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   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        James P. Reilly

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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)..................................................................

        (b)..................................................................

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   3.   SEC Use Only.........................................................

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   4.   Citizenship or Place of Organization                United States

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Number of       5. Sole Voting Power            238,314
Shares Benefi-
cially Owned    ----------------------------------------------------------------
Reporting       6. Shared Voting Power
Person With:
                ----------------------------------------------------------------
                7. Sole Dispositive Power       238,314

                ----------------------------------------------------------------
                8. Shared Dispositive Power

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person     238,314

   10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)...................................................

   11.  Percent of Class Represented by Amount in Row (11)           5.2%

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   12.  Type of Reporting Person (See Instructions)         IN

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 .............................................................................
 .............................................................................
 .............................................................................
 .............................................................................
 .............................................................................
 .............................................................................

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                             Page 2 of 5 pages

Item 1.

      (a)   Cantel Industries, Inc.

      (b)   1135 Broad Street, Suite 203, Clifton, NJ 07013


Item 2.

      (a)   James P. Reilly

      (b) c/o Cantel Industries, Inc., 1135 Broad Street, Suite 203, Clifton, NJ 07013

      (c)   United States

      (d)   Common Stock, par value $.10 per share

      (e)   858578-10-7


Item 3. NA

Item 4. Ownership

      (a)   Amount beneficially owned: 238,314

      (b)   Percent of class: 5.2%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 238,314

            (ii)  Shared power to vote or to direct the vote _______

            (iii) Sole power to dispose or to direct the disposition of 238,314

            (iv)  Shared power to dispose or to direct the disposition of ______

            The 238,314 shares beneficially owned by Mr. Reilly, as to which he has sole voting power and sole disposition power, include:

                  (x)   26,333 shares of Common Stock of the Company; and

                  (y) Currently exercisable options to purchase 211,981 shares of the Common Stock of the Company (the "Options").

            Should Mr. Reilly exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 238,314 shares of Common Stock.

            On March 29, 1999, Mr. Reilly was granted a ten-year option by the Company to purchase 100,000 shares of Common Stock at an exercise price of $6.00 per share. The option is exercisable in six equal annual installments of 16,666 shares commencing on the date of grant (i.e. 16,666 shares are currently exercisable) followed by a single


                             Page 3 of 5 pages
            installment of 4 shares on January 1, 2005.

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      NA

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      NA

Item 8. Identification and Classification of Members of the Group

      NA

Item 9.  Notice of Dissolution of Group

      NA

Item 10. Certification

      (a)   NA

      (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             Page 4 of 5 pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      April 1, 1999
                                            --------------------------------
                                                          Date


                                                  /s/ James P. Reilly
                                            --------------------------------
                                                       Signature


                                            James P. Reilly, President & CEO
                                            --------------------------------
                                                       Name/Title


                             Page 5 of 5 pages